Exhibit 99.1

FIRSTSERVICE CORPORATION

MATERIAL CHANGE REPORT

(Form 51-102F3)

1.	Name and Address of Company

FirstService Corporation (“FirstService”)

1140 Bay Street, Suite 4000

Toronto, Ontario M5S 2B4

2.	Date of Material Change

May 10, 2019

3.	News Release

A news release was disseminated on May 10, 2019 through GlobeNewswire.

4.	Summary of Material Change

On May 10, 2019, FirstService announced that it had completed the settlement of the Restated Management Services Agreement, including the long-term incentive arrangement, between FirstService, Jay S. Hennick and Jayset Management FSV Inc. and eliminated FirstService’s dual class share structure. FirstService also effected an amendment to its articles that eliminated the Multiple Voting Shares and the “blank cheque” preference shares as part of the authorized capital of FirstService and re-classified its Subordinate Voting Shares as common shares. FirstService’s common shares will commence trading under the symbol “FSV” on the Toronto Stock Exchange and The NASDAQ Global Select Market at the start of trading on May 14, 2019.

5.	Full Description of Material Change

The news release annexed hereto as Schedule “A” provides a full description of the material change.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer

If further information is required, please contact Jeremy Rakusin, Chief Financial Officer, at 416-960-9500.

9.	Date of Report

DATED at Toronto, Ontario this 10th day of May, 2019.

SCHEDULE “A”

COMPANY CONTACTS:

D. Scott Patterson
President & CEO
(416) 960-9500

Jeremy Rakusin
Chief Financial Officer
(416) 960-9500

FOR IMMEDIATE RELEASE

FIRSTSERVICE COMPLETES TRANSACTION TO SETTLE LONG-TERM INCENTIVE ARRANGEMENT AND ELIMINATE DUAL CLASS VOTING STRUCTURE

Jay S. Hennick Remains as Chairman and a Significant Shareholder

TORONTO, Canada, May 10, 2019 – FirstService Corporation (TSX: FSV; NASDAQ: FSV) (“FirstService”) announced that it has completed the settlement of the Restated Management Services Agreement, including the long-term incentive arrangement, between FirstService, Jay S. Hennick and Jayset Management FSV Inc. and eliminated FirstService’s dual class share structure. FirstService has also effected an amendment to its articles that eliminated the Multiple Voting Shares and the “blank cheque” preference shares as part of the authorized capital of FirstService and re-classified its Subordinate Voting Shares as common shares. FirstService’s common shares will commence trading under the symbol “FSV” on the Toronto Stock Exchange and The NASDAQ Global Select Market at the start of trading on May 14, 2019.

Mr. Hennick remains as a director and the Chairman of FirstService, and has control and direction over 5,767,080 common shares of FirstService, representing 14.8% of the outstanding common shares of FirstService.

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About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector, serving its customers through two industry-leading service platforms: FirstService Residential, North America’s largest manager of residential communities; and FirstService Brands, one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates approximately US$2 billion in annual revenues and has more than 20,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on NASDAQ and the Toronto Stock Exchange under the symbol “FSV”.

For the latest news from FirstService Corporation, visit www.firstservice.com.